FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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FOR IMMEDIATE RELEASE

TURKCELL ILETISIM HIZMETLERI A.S. REPORTS Q2 2006 RESULTS

“Improved operating margin despite macroeconomic volatility”

Istanbul, Turkey, August 9, 2006 – Turkcell (NYSE:TKC, ISE:TCELL), (www.turkcell.com.tr), the leading provider of mobile communications services in Turkey, today announced results for the quarter ended June 30, 2006. All financial results in this press release are unaudited, prepared in accordance with International Financial Reporting Standards (“IFRS”) and expressed in US$.

Figures in parentheses following the operational and financial results for the second quarter of 2006 refer to the same item in the first quarter of 2006. For further details, please refer to the consolidated interim financial statements and notes for the quarter ended June 30, 2006 which can be accessed at our web site on investor relations pages.

Please note that all financial data are consolidated and comprise Turkcell Iletisim Hizmetleri A.S., (the “Company”, “Turkcell”) and its subsidiaries and its associates (together referred to as the “Group”) whereas non-financial data are unconsolidated. The terms “we”, “us”, and “our” in this press release refer only to the Company, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires.

Highlights of the Quarter

•	Turkcell added approximately 1.1 million (0.8 million) net new subscribers in the second quarter of 2006. The subscriber base grew by 3.8% to 29.8 million (28.7 million) as of June 30, 2006

•	Minutes of usage per subscriber (“MoU”) in the second quarter of 2006 increased by 17% to 67.5 minutes (57.9 minutes) mainly due to the introduction of new offers as well as seasonality

•	Turkcell’s quarterly churn rate remained almost flat at 3.6% (3.5%) in the second quarter of 2006 in line with our expectations

•	Average revenue per user (“ARPU”) increased slightly to US$12.5 (US$12.2) in the second quarter of 2006 mainly due to seasonally higher MoU as well as retention campaigns and incentives provided despite the 9% depreciation of TRY against US$ on average basis during the second quarter of 2006

•	Revenue increased 3% to US$1,165.3 million (US$1,132.2 million) in the second quarter of 2006 mainly due to the higher MoU and increasing subscriber base, despite the depreciation of TRY against US$

•	EBITDA* increased to US$463.5 million (US$414.3 million) in the second quarter of 2006 mainly due to sustained strong operational performance

•	Net income decreased to US$87 million (US$187 million) in the second quarter of 2006 mainly due to the reversal of deferred tax assets as a result of the decrease in corporate tax rate from 30% to 20% and foreign exchange losses as a result of the 19% depreciation of TRY against US$ in the second quarter of 2006

*    EBITDA is a non-GAAP financial measure. See page 17 for the reconciliation of EBITDA to net cash used for operating activities.

QUARTER OVERVIEW

The macroeconomic stability in the Turkish economy deteriorated during the second quarter of 2006 as a result of global developments coupled with local concerns such as high volume of current account deficit. These led to devaluation of TRY against foreign currencies, an increase in interest rates and consequently higher inflation expectations for 2006.

Despite the volatility in the macroeconomic environment, we continued to demonstrate strong operational performance during the second quarter of 2006 in line with seasonal trends supported by our campaigns and offers.

During the second quarter of 2006, the subscriber growth trend remained strong and we maintained our leading position in the Turkish market. The volatility in the macroeconomic environment has not had a significant impact on Turkcell’s customers’ usage trends so far; however, we will continue to monitor macroeconomic developments and their possible impact on consumer sentiment.

In the competitive environment, the sale process of Telsim has been finalized and the ownership structure of Avea has been further clarified. We believe these developments may further contribute to increasing the visibility of the competitive environment. Meanwhile, price competition still exists in our market with a focus on new subscriptions with efforts to promote on-net usage advantages.

We believe that we are well equipped for the increasing competition in the Turkish market and we take actions as necessary to achieve our revenue goals while ensuring satisfaction of our customers proactively. During this quarter, we continued to introduce offers, campaigns and tariff options with a segment-based approach to better meet the needs and expectations of our subscribers. Our aim is to deal with competition by maintaining our leadership position through the strength of our brand values as well as our customer focused better value for money offers.

BUSINESS REVIEW

The Competitive Landscape and Our Offerings

The subscriber acquisition growth trend during the second quarter of 2006 has remained strong in the Turkish GSM market, despite the volatility in the macroeconomic environment with efforts of the operators to increase subscriptions and usage of the mobile services. We increased our subscriber base to 29.8 million (28.7 million) as of end of second quarter of 2006, maintaining our leading position in the acquisition market. The volatility in the macro economic environment has not had a significant impact on our customers’ usage trends and our minutes of usage increased to 67.5 minutes (57.9 minutes) mainly due to our retention-based offers as well as seasonality.

During the second quarter of 2006, the transition stage in the Turkish GSM market continued, although during this period the sale process of Telsim was finalized and the ownership structure of Avea was further clarified. Although we believe price based competition still exists in our market, we observed that all GSM operators applied upward price adjustments to an extent, along with some new initiatives and renewed existing offerings. All in all, we can conclude that we haven’t seen a radical change in the competitive positionings of the operators in our market.

In line with changing market dynamics, we made an upward price adjustment of 5.2% for scratch cards on June 28, 2006 which corresponds to a 2.8% price adjustment on an average basis. At the same time, we carried on our efforts to introduce new segmented initiatives for strengthening loyalty and promoting usage.

In the second quarter of 2006, we recorded moderate Subscriber Acquisition Costs (“SAC”) of US$26 (US$37) relative to the first quarter of 2006, mainly due to the decrease in the distribution and sales costs of low priced introduction packages.. We are pleased with the average incremental contribution of both postpaid and prepaid subscribers, ensuring reasonable pay-back periods given these levels of SAC.

Some of our actions and campaigns as well as various targeted offers during the quarter using our Customer Relationship Management (“CRM”) infrastructure were as follows:

Counter Bank (Konbara) – A renewed loyalty program for our prepaid subscribers enabling them to earn increasing bonus counters based on their top up amounts every time they refill to use their accumulated counters.

Night Talkers (Gece Kuºu) – A retention campaign designed for the members of the youth club – Gnctrkcll aimed at improving the value for money perception against competitive offers, which enables 2 hours of free-of-charge talk time between 09:00pm – 09:00am upon each 250 counter refill.

Furthermore, various SMS offers for the youth club to increase SMS usage and campaigns including some counter offers to increase acquisitions were launched during the quarter.

We also introduced another incentive program in July for both the consumer and the corporate segment which we believe is in line with expectations of our customers and an important step towards further strengthening customer perception and brand image. For the consumer segment, all subscribers receive a 75% discount on on-net calls after the first minute of usage based on Turkcell’s super on-net tariff package, BizBizeCell. Corporate subscribers, on the other hand, can talk free of charge after the third minute up to the first 30 minutes of usage. This campaign demonstrates our efforts to incentivize high usage and give high value offers.

On the products and services front, our value added services (VAS) revenue constituted approximately 13% (14%) of our total net revenue in the second quarter of 2006. The decrease was mainly due to seasonally higher voice revenues as well as the SMS based campaigns in the market. Our aim to increase Mobile Data and VAS Revenues mainly through promoting the penetration of existing and new innovative VAS Services remains. With this in mind, we recently launched a “Visual Radio” application, which enables listening to FM stations on GSM phones on a visual and interactive level for the first time in Turkey. Another service, “Mobile Music” was launched in partnership with EMI and enables Turkcell customers to have access to EMI’s catalogue of almost 200,000 songs. To increase customer satisfaction and therefore loyalty, Turkcell also launched a phone book service —  “Telephone Address Book Syncronisation”, which enables Turkcell customers to copy phone numbers stored on their phone to the TurkcellTelefonRehberim website as well as a “Prepaid credit transfer” service which enables Turkcell customer to transfer counters to other prepaid users.

Regulatory Environment and Legal Developments

During the second quarter of 2006, there were no major developments in the regulatory environment regarding the issuance of any 3G license, or regulations on MVNO (Mobile Virtual Network Operators) or MNP (Mobile Number Portability). Previous announcements made by the Telecommunications Authority had pointed to a time frame towards the end of 2006 specifically for initiation of the 3G tender process.

Regarding the revision of pricing terms of interconnection agreements, the Telecommunications Authority issued new reference call termination rates for all operators in the market as of June 2006. These call termination rates are lower than the rates currently applied with the other GSM operators, as expected, but reveal no change to the temporary interconnection rates applied between Turk Telekom and Turkcell since August 2005. Also these new reference rates reveal asymmetry between Turkcell and other GSM operators’ termination rates, as Turkcell is to receive lower fees for calls terminated on its network relative to other GSM operators.

Given that the disagreements existed between us and the other GSM operators regarding the revision of pricing terms of the interconnection agreements, recently as per the “Conciliation Process” the Telecommunications Authority set rates applicable for Telsim / Vodafone (Telsim assets have been transferred to Vodafone as of May 24, 2006), Türk Telekom and Avea, after the issue was escalated to Telecommunications Authority for resolution.

Based on the Telecommunications Authority’s resolution, Turkcell has applied these new call termination rates with Telsim, and Türk Telekom starting from March 2006, Vodafone starting from May 2006 and Avea starting from July 2006. However, we are currently in the process of discussions of new pricing terms of interconnection agreement with Vodafone.

All in all, we believe the direct impact of the decline in call termination charges going forward will be limited, given the relatively small percentage of our revenue derived from interconnection revenues. These new call termination charges may have possible impact on retail pricing schemes, which is an area we will continue to monitor.

2

International Operations

Fintur:
We hold a 41.45% stake in Fintur, which currently holds our entire interest in our international GSM investments other than our Turkish Republic of Northern Cyprus and Ukraine operations.

Fintur operates in markets which generally have strong customer growth due to relatively lower line penetration rates. In Kazakhstan, increased competition and the requirement to register customer information of prepaid subscribers during the second quarter of 2006 affected the growth of subscribers. Fintur continued its strong performance during the second quarter of 2006 and the GSM businesses in Azerbaijan, Kazakhstan, Georgia and Moldova added approximately 166,000 net new subscribers in the second quarter of 2006, raising the total number of subscribers to approximately 6.6 million (6.4 million) as of June 30, 2006. Furthermore, in the second quarter of 2006 consolidated revenue of Fintur increased to US$279 million (US$238 million) mainly due to seasonality.

We own 41.45% of Fintur and account for this investment using the equity method, which totaled US$19.9 million (US$15.8 million) in income in the second quarter of 2006.

Ukraine — life:)
In Ukraine, we operate through our indirect subsidiary, Astelit, under the brand “life:)” since February 2005. We hold our interest in Astelit through our subsidiary, Turktell Uluslararasi Yatirim Holding A.S. (“Turktell Uluslararasi”), which holds an interest in Astelit’s immediate parent, Euroasia Telecommunications Holdings B.V. (“Euroasia”). Euroasia currently holds a 100% interest in Astelit. In April 2006, Astelit announced the merger of DCC with Astelit in order to optimize the internal business processes of both companies. The merger was finalized as of August 2006. As Of August 2006, Turkcell holds 54.8% stake in Astelit.

life:) achieved one of the fastest network roll-outs in the region reaching 80% population coverage with approximately 3,200 base stations as of end of second quarter of 2006. And today life:) offers the widest EDGE coverage in the Ukrainian market and associated services, continuing to differentiate itself from competition. In addition, life:) subscribers can order life:) services through approximately 16,500 non-exclusive shops ensuring the fast subscriber growth. life:) is perceived as a young and energetic brand and has succeeded reaching a high brand recognition in the market already. In June 2006 “Astelit” was named Best New Company by the prestigious International Business Awards – the Stevie® Awards.

The subscriber base of Astelit reached approximately to 3.9 million (3.3 million) by the end of the second quarter of 2006, which represents 18% quarterly growth.

During the second quarter of 2006, Euroasia recorded net revenue of US$19.7 million (US$17.1 million), gross loss of US$23.4 million (US$22.1 million) including depreciation and amortisation of US$24.6 million (US$22.0 million) and net loss of US$54.3 million (US$55.9 million). Also during this quarter, US$34.0 million of (US$55.6 million) capital expenditure was recorded for the Ukrainian operations.

Please note that all financial and operational results for Astelit include the TDMA business in Ukraine unless otherwise specified.

In addition to the long term financing package obtained by Astelit amounting to US$540 million that consisted of a syndicated loan and a junior loan, we participated in the US$40 milllion capital increase of Astelit, proportionate to our shareholding, during the second quarter of 2006 to support the financing of the operation in Ukraine. In addition, as previously agreed, the main shareholders of Astelit, Turkcell and System Capital Management Limited (SCM), have committed to contribute their respective share of a total amount of approximately US$150 million required by the facility agent to Astelit to obtain the waiver letter from the lender during the first quarter of 2006. Consequently, we participated in the first tranche payment of US$50 million in the form of capital increase to Astelit in July proportionate to our shareholding.

Based on Astelit’s interim financial statements as at and for the six months ended June 30, 2006, Astelit is in breach of its covenants contained in its syndicated long term project financing. Therefore, Astelit’s long term debt amounting to US$459 million (including its junior loan) is classified as short term debt as at June 30, 2006. Astelit requested that the facility agent, the senior creditors and Export Credit Agencies (ECA) to waive the breach in order to make further drawings under the syndicated long term financing. In August 2006, Astelit obtained a waiver letter from the lead arranger banks waiving the breach of covenants.

Investment plans

Purchase of A-Tel

Pursuant to the Board of Directors’ decision dated March 22, 2006, an option to purchase the 50% stake of shares of A-Tel Pazarlama ve Servis Hizmetleri A.ª. (A-Tel) owned by Yapý ve Kredi Bankasý A.Þ. was to be exercised by us. As of August 9, 2006, Turkcell exercised this option, completing the transaction by paying US$150 million in cash for a 50% stake in A-Tel.

International

In line with our strategy to evaluate potential investment opportunities in the international GSM arena, our Board of Directors took a decision to bid for the tender of the third GSM license in the Arab Republic of Egypt which took place on July 4, 2006. In this respect, we participated in the auction process of the tender. However as per our evaluation based on our business plans, we subsequently decided to withdraw from the tender.

We will continue to follow potential investment opportunities in the international arena as specific opportunities may become available.

Operational and Financial Review of Second Quarter of 2006

The following discussion focuses principally on the developments and trends in our business in the second quarter of 2006. For your information, selected financial information for the second quarter of 2005, first quarter of 2006 and second quarter of 2006 are included at the end of this press release.

Macroenvironment Information

During the second quarter of 2006 Turkish macroeconomic dynamics changed and the TRY/US$ exchange rate went as high as 1.76 in June whereas currently we see a trend towards stabilization. US$1.00 equaled TRY1.6029 as of June 30, 2006, while US$1.00 equaled TRY1.3427 as of March 31, 2006, which implies a quarter on quarter 19% depreciation of TRY against US$ in the second quarter of 2006. However, during the second quarter, there was approximately a 9% depreciation of TRY against US$ on a quarterly average basis. The consumer price index and producer price index in Turkey increased by 4.9% and 11.7%, respectively, in the first six months of 2006.

The devaluation of TRY against US$ during the second quarter of 2006 had an adverse effect on our consolidated financial statements and results of operations due to the effects of translating our consolidated financial statements and results of operations from TRY into US$ for reporting purposes.

During the second quarter of 2006, we recorded foreign exchange losses on US$ denominated debt due to the devaluation of TRY against US$, although it should be noted that our consolidated subsidiary Astelit did not experience such exchange rate volatility in its home market, Ukraine. Therefore our foreign currency exposure was relatively low as Turkcell stand-alone financial statements carried low US$ denominated debt. In addition Turkcell has low foreign currency exposure on its Profit and Loss Statement, as a majority of its revenue base as well as its cost base is denominated in TRY.

Furthermore, Turkcell entered into several structured forward contracts in 2006 in line with our treasury policies in order to hedge against foreign currency risks, and the majority of these contracts mature in the third and fourth quarters of 2006. However, as the exchange rates in the market during the second quarter of 2006 went above the rates agreed in the forward contracts, we booked the change in the fair value of these forward contracts as foreign exchange loss amounting to US$65.4 million (US$12.7 million gain). However, we currently see a trend towards stabilization in US$ exchange rates as of July 31, 2006 and total foreign exchange losses resulting from these contracts have decreased significantly to US$16.3 million. As part of our hedging policy, we continuously monitor our forward contracts to align them with macroeconomic developments in Turkey.

Our second quarter 2006 results of operations and consolidated financial statements should be reviewed in light of the foregoing statements. And note that, the volatility in the Turkish macroeconomic environment has not had a significant impact on Turkcell’s customers’ usage trends so far. However we will continue to monitor macroeconomic developments and their possible impact on consumer sentiment.

For your information, you can find below the exchange rates used in translating our consolidated financial statements and results of operations into US$:

TRY/US$ rate	Q2 2005		Q1 2006	Q2 2006	% Chg

Used in Balance Sheet	1.3413	*	1.3427	1.6029	19%
(Closing)
Used in Profit and Loss	1.3687		1.3252	1.4417	9%
(Average)
(*) Since Turkey was accepted as a hyperinflationary economy until the end of December 31, 2005, closing rate was used for the translation of income statements as well as balance sheet.

OPERATIONAL REVIEW

Summary of Operational Data	Q2 2005	Q1 2006	Q2 2006	Q1-Q2 2006 % Chg

Number of total subscribers (million)	25.6	28.7	29.8	4%
Number of post-paid subscribers (million)	5.2	5.5	5.6	2%
Number of pre-paid subscribers (million)	20.4	23.2	24.2	4%

ARPU (Average Monthly Revenue per User)
ARPU, blended (US$)	14.7	12.2	12.5	3%
ARPU, postpaid (US$)	35.8	30.5	32.1	5%
ARPU, prepaid (US$)	9.2	7.9	8.0	1%

Churn (%)	2.6	3.5	3.6	—

MOU (Average Monthly Minutes of usage per	67.8	57.9	67.5	17%
subscriber), blended

Subscribers

Turkcell’s total number of subscribers reached 29.8 million as of June 30, 2006. This corresponds to an increase of 3.8% from 28.7 million as of March 31, 2006.

Turkcell added approximately 1.1 million net new subscribers in the second quarter of 2006. Turkcell’s subscriber base consists of 5.57 million postpaid and 24.26 million prepaid subscribers. New gross subscribers acquired in the second quarter of 2006 consisted of 90% prepaid and 10% postpaid subscribers.

The subscriber acquisition growth trend during the second quarter of 2006 remained strong despite the volatility in the macroeconomic environment and we maintained our leadership position in the market. In 2006, we expect the market growth to continue at a slower pace compared to that in 2005. We will continue to monitor macroeconomic developments and their possible impact on consumer sentiment.

Turkcell Group Subscribers

We have approximately 35.6 million (33.7 million) proportionate GSM subscribers as of June 30, 2006, which is calculated by taking the number of GSM subscribers in Turkcell and each of our subsidiaries and multiplying such numbers by our percentage ownership interest in each subsidiary. This figure includes the proportionate rather than total number of Fintur’s GSM subscribers of 1.6 million (1.5 million) subscribers. However, it includes the total number of GSM subscribers in

Ukraine (we have a 54% direct and indirect stake in the Ukranian subsidiary) and in our operations in Turkish Republic of Northern Cyprus (“Northern Cyprus”) (we have a 100% stake in Northern Cyprus) amounting to 3.9 million (3.3 million) and 0.2 million (0.2 million) subscribers respectively, because the financials of our subsidiaries in Ukraine and Northern Cyprus are consolidated with Turkcell’s financial statements.

Turkcell Group Subscribers (million)	Q2 2005	Q1 2006	Q2 2006	Q1-Q2 2006 % Chg

Turkcell	25.6	28.7	29.8	4%
Ukraine*	0.6	3.3	3.9	18%
Fintur (pro rata)	1.1	1.5	1.6	7%
Northern Cyprus	0.1	0.2	0.2	0%
TURKCELL GROUP	27.4	33.7	35.6	6%
* excluding TDMA

Churn Rate

Churn refers to disconnected subscribers, whether disconnected voluntarily or involuntarily. Turkcell’s churn rate remained almost stable at 3.6% (3.5%) in the second quarter of 2006 in line with our expectations.

In 2006, our churn rate is expected to be higher than in 2005 due to changing competitive playground.

MoU

Our blended MoU in the second quarter of 2006 increased by 17% to 67.5 minutes (57.9) minutes mainly due to seasonality as well as retention based offers such as our new loyalty programs for the youth club.

In 2006, we expect our blended MoU to increase compared to 2005 through our various incentives as well as strengthened offers throughout the year.

The volatility in the macroeconomic environment over the last quarter has not had a significant impact on Turkcell’s customers’ usage trends so far. We will continue to monitor macroeconomic developments and their possible impact on consumer sentiment.

ARPU

ARPU increased to US$12.5 (US$12.2) due to seasonally higher MoU as well as retention campaigns and incentives provided during the quarter despite the 9% devaluation of TRY against US$ on an average basis during the second quarter of 2006 and dilutive impact of prepaid subscribers.

Overall, our 2006 ARPU is likely to decrease in comparison to 2005 mainly due to the dilutive impact of prepaid subscribers and campaigns as well as the devaluation of TRY against US$.

FINANCIAL REVIEW

Profit and Loss Statement Analysis

Profit & Loss Statement (million US$)	Q2 2005	Q1 2006	Q2 2006	Q1-Q2 2006 % Chg

Total revenues	1,152.1	1,132.2	1,165.3	3%
Direct cost of revenues	(681.9)	(667.4)	(647.0)	(3%)
Administrative expenses	(37.9)	(41.3)	(44.3)	7%

Selling and marketing expenses	(176.5)	(206.1)	(196.9)	(4%)
EBITDA	445.6	414.3	463.5	12%

Financial expense	(40.1)	(20.2)	(88.6)	339%
Financial income	43.3	53.6	26.9	(50%)

Share of profit of associates	12.9	15.8	19.9	26%
Income tax expense	(90.4)	(87.4)	(164.9)	89%
Net income	187.9	187.2	86.8	(54%)

Revenue

Our revenues increased to US$1,165.3 million (US$1,132.2 million) in the second quarter of 2006 mainly due to 17% higher MoU mainly due to seasonality and retention based offers as well as the 3.8% growth in the subscriber base, despite the 9% depreciation of TRY against US$ on an average basis.

As the applicable date for the new call termination rates with Telsim is retroactive and applicable from March 2006, as per the resolution of the Telecommunications Authority, we reflected the new call termination rates to our financial statements retroactively effective from March 2006.

Direct cost of revenue

The direct cost of revenue, including depreciation and amortization decreased to US$647.0 million (US$667.4 million) in the second quarter of 2006 while the proportion of direct cost of revenues in total revenue declined to 56% (59%). The improvement was mainly due to lower treasury fee payments as well as the decrease in depreciation and amortization.

As the applicable date for the new call termination rates with Telsim is retroactive and applicable from March 2006, as per the resolution of the Telecommunications Authority, we reflected the new call termination rates to our financial statements retroactively effective from March 2006.

Treasury share fee decreased 6% to US$187.3 million (US$ 198.5 million) in the second quarter of 2006 due to the amendment in our license agreement regarding definition of gross revenue, which became effective as of March 10, 2006 and led to lower treasury fee payments.

Depreciation and amortization decreased to US$186.4 million (US$196.8 million) in the second quarter of 2006 solely due to the depreciation of TRY against US$.

Interconnection costs decreased 6% to US$84.5 million (US$89.9 million) in the second quarter of 2006 mainly resulting from the retroactive application of new call termination rates with Telsim.

Selling and marketing expenses

Our selling and marketing expenses decreased by 4% to US$196.9 million (US$206.1 million) in the second quarter of 2006 mainly due to the decrease in the subscriber acquisition costs and depreciation of TRY against US$. Consequently, the proportion of selling and marketing expenses to revenue decreased to 17% (18%) during the second quarter of 2006. We expect the proportion of sales and marketing expenses as a percentage of revenue to increase in 2006, compared to 2005, in a controlled manner, as we take actions to strengthen loyalty. Sales and Marketing expenses are expected to be realized during the second half of 2006 at similar levels as in the first half of 2006 as a percentage of revenues considering that we expect the market dynamics will largely prevail as it is.

Subscriber acquisition costs (“SAC”)

Turkcell’s subscriber acquisition costs per subscriber (“SAC”) decreased to US$26.2 (US$37.1) in the second quarter of 2006 mainly due to the decrease in the distribution and sales costs of low priced introduction packages. The depreciation of

TRY against US$ also contributed to the decline in SAC. Under the current circumstances, we expect the 2006 year end average SAC to be lower than the first quarter’s SAC level.

Administrative expenses

Our administrative expenses increased to US$44.3 million (US$41.3 million) in the second quarter of 2006, however as a proportion of revenue remained flat at 4% (4%).

Share of profit of associates

In the second quarter of 2006, we recorded US$19.9 million (US$15.8 million) of equity in net income of unconsolidated investees mainly due to solid operational growth in Fintur operations.

Net financing costs

Financial income declined to US$26.9 million (US$53.6 million) in the second quarter of 2006. This was mainly due to the decrease in interest income on deposits in line with lower cash in hand as a result of tax and dividend payments during the quarter. Also, foreign exchange gain amounting to US$7.9 million in the first quarter of 2006 was recorded in financial income whereas due to the depreciation of TRY against US$, no foreign exchange gain was realized as financial income in the second quarter of 2006.

Financial expense, on the other hand, increased to US$88.6 million (US$20.2 million) in the second quarter of 2006 mainly due to the foreign exchange loss of US$65.5 million which was mainly attributable to the fair value change of forward transactions. Since the exchange rate in the second quarter of 2006 was above the foreign exchange rates agreed in our structured forward contracts, we booked US$65.4 million foreign exchange loss (US$12.7 million gain) in the income statement in the second quarter of 2006.

Overall, our net financing costs were US$61.7 million (US$33.4 million gain) in the second quarter of 2006 mainly resulting from increasing foreign exchange losses due to the macroeconomic environment and decreasing interest income as a result of decrease in cash balance attributable to the dividend and tax payments during the quarter.

Income tax expense

	Q2 2005	Q1 2006	Q2 2006		Q1-Q2 2006 % Chg

Current Tax benefit /(charge)	(36.0)	(69.5)	(84.8)		22%
Deferred Tax benefit/(expense)	(54.4)	(17.9)	(80.1)		347%
Income Tax benefit /(expense)	(90.4)	(87.4)	(164.	9)	89%

The total taxation charge in the second quarter of 2006 increased to US$164.9 million (US$87.4 million).

The income tax rate, which was 30% for the fiscal year ended December 31, 2005, has been decreased to 20% effective from January 1, 2006. The tax law was enacted during June 2006 however the decrease in the corporate tax rate is retroactively effective starting from January 1, 2006.

The change in corporate tax rate has two major effects in taxation expense during the second quarter of 2006.

First, our investment incentive certificates have provided tax benefit in the past in the form of deductions for corporate tax purposes, which exempted us from 30% corporate tax; instead, such deductions were subject to withholding tax at the rate of 19.8%. As a result of the change in tax rates, the difference of 30% corporate tax and 19.8% withholding tax, which had been recorded as a deferred tax benefit has been reversed in the second quarter of 2006 since this 10.2% deferred tax benefit has decreased to 0.2% as a result of changing tax rate.

Second, we were recording deferred tax liabilities resulting from temporary differences between IFRS and statutory financial statements at a rate of 30%. As a result of decrease in the tax rate, we have begun to record less deferred tax liabilities.

As a result, total deferred tax expense in this quarter increased to US$80.1 million (US$17.9 million).

Out of the total tax charge US$84.8 million (US$69.5 million) was related to current tax charges, which increased mainly due to increasing operational profitability.

EBITDA

EBITDA in the second quarter of 2006 was realized at US$463.5 million (US$414.3 million) posting a 12% increase mainly due to increase in revenues and decrease in direct cost of revenues and selling and marketing expenses. The increase in revenues mainly stemmed from the higher MoU and an increase in the subscriber base while the decrease in direct cost of revenues and selling and marketing expenses were attributed to lower treasury fee, retroactive application of new call termination rate with Telsim and reduction in SAC respectively. Consequently, the increase in revenues coupled with the decrease in proportion of the direct cost of revenues and selling and marketing expenses in revenues led to an increase in EBITDA margin to 40% (37%) in the second quarter of 2006.

EBITDA	Q2 2005	Q1 2006	Q2 2006	Q1-Q2 2006 % Chg

Net revenues	1,152.1	1,132.2	1,165.3	3%
Direct cost of revenues	681.9	667.4	647.0	(3%)
Depreciation and amortization	189.8	196.8	186.4	(5%)
Selling and marketing expenses	176.5	206.1	196.9	(4%)
Administrative expenses	37.9	41.3	44.3	7%
EBITDA	445.6	414.3	463.5	12%
EBITDA Margin	39%	37%	40%	NA

Net income

We recorded US$86.8 million (US$187.2 million) net income in the second quarter of 2006. The decrease was mainly due to an increase in taxation charge with respect to the decrease in tax rate from 30% to 20% effective from January 1, 2006 as well as an increase in foreign exchange loss due to currency fluctuation.

Balance Sheet Analysis

Total Debt:

Our consolidated indebtedness including indebtedness from our Ukraine operation amounted to US$678.4 million (US$830.6 million) as of June 30, 2006. Of this total amount, US$459.6 million (US$394.2 million) was related to our Ukraine operations.

Total assets:

As of June 30, 2006, our total assets decreased to US$4,705.5 million (US$5,576.7 million) mainly due to the depreciation of TRY against US$ of approximately 19% by the end of second quarter of 2006 compared to the first quarter of 2006.

Cash Flow Analysis

Consolidated Cash Flow (million)	Q2 2005	Q1 2006	Q2 2006

Net cash provided by operating activities	249.2	125.3	385.0
Net cash used for investing activities	(200.3)	(113.4)	(57.5)
Net cash provided by/(used for) financing
activities	(234.0)	169.2	(496.2)
Cash Balance	683.8	1,000.3	629.5

Our net cash flow from operating activities increased to US$385.0 million (US$125.3 million) in the second quarter of 2006 mainly due to the increase in revenues coupled with the decrease in proportion of the direct cost of revenues and selling and marketing expenses.

Capital expenditures in the second quarter of 2006 amounted to US$80.2 million (US$137.7 million) of which US$34.0 million (US$55.6 million) was related to Ukrainian operations.

The change in debt in the second quarter of 2006 was mainly due to the repayment of short term loans which have been used in the first quarter of 2006 with a maturity of one month.

In addition to the debt repayment, dividend payment amounting to US$342.2 million resulted in cash outflow of US$ 496.2 million in financing activities.

Consequently, our cash position at the end of second quarter of 2006 reached US$629.5 million (US$1,000.3 million).

Reconciliation of Non-GAAP Financial Measures

We believe that EBITDA is a measure commonly used by companies, analysts and investors in the telecommunications industry, which enhances the understanding of our operating results and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool and, accordingly, we believe that the presentation of EBITDA provides useful and relevant information to analysts and investors.

Beginning from the 2006 fiscal year, we have revised the definition of EBITDA which we use and we report EBITDA using this new definition starting from the first quarter of 2006 results announcement to provide a new measure to reflect solely cash flow from operations.

The EBITDA definition used in our previous releases had included Revenues, Direct Cost of Revenues excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses, translation gain/(loss), financial income, income on unconsolidated subsidiaries, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense). Our new EBITDA definition includes Revenues, Direct Cost of Revenues excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses, but excludes translation gain/(loss financial income, income on unconsolidated subsidiaries, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).

EBITDA is not a measure of financial performance under IFRS and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash provided by operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

US$ million	Q2 2005		Q1 2006		Q2 2006

EBITDA	445.6		414.3		463.5
Other operating income/(expense)	3.4		(2.0)		5.6
Financial income	43.3		53.6		26.9
Financial expense	(40.1)		(20.2)		(88.6)
Loss/gain on net monetary position, net	4.2		0.0		0.0
Net increase (decrease) in assets and
liabilities	(207.	2)	(320.	2)	(22.4)
Net cash provided by operating activities	249.2		125.3		385.0

Forward-Looking Statements

This release may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “may,” “will,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe” or “continue.”

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

www.turkcell.com.tr

ABOUT TURKCELL

Turkcell is the leading GSM operator in Turkey with 29.8 million post-paid and pre-paid customers as of June 30, 2006 operating in a three player market with a market share of approximately 62% as of March 31, 2006 (Source: Telecommunication Authority). In addition to the high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (GPRS) countrywide and Enhanced Data Rates for GSM Evolution (EDGE) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 532 operators in 192 countries as of August 9, 2006.  Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$4,528 million net revenues as of December 31, 2005 and US$1,165.3 million net revenue for the three months as of June 30, 2006 as per IFRS financial statements. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (New York Stock Exchange) and the ISE (Istanbul Stock Exchange) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 13.29% by Cukurova Group, 13.07% by Sonera Holding, 5.07% by M.V. Group and 0.01% by others while the remaining 17.56% is free float.

TURKCELL ILETISIM HIZMETLERI A.S.
SELECTED FINANCIALS

	Quarter Ended June 30, 2005	Quarter Ended March 31, 2006	Quarter Ended June 30, 2006	Half Ended June 30, 2005	Half Ended June 30, 2006
Consolidated Statement of Operations Data
Revenues
Communication fees	1,095.6	1,047.6	1,111.2	1,960.9	2,158.8
Commission income	26.5	60.0	27.8	49.0	87.8
Monthly fixed fees	14.3	13.9	13.4	27.5	27.3
SIM card sales	13.6	5.8	6.3	24.9	12.1
Call center revenues and other revenues	2.1	4.9	6.6	4.7	11.5
Total revenues	1,152.1	1,132.2	1,165.3	2,067.0	2,297.5
Direct cost of revenues	(681.9)	(667.4)	(647.0)	(1,258.4)	(1,314.4)

Gross profit	470.2	464.8	518.3	808.6	983.1
Administrative expenses	(37.9)	(41.3)	(44.3)	(72.4)	(85.6)
Selling & marketing expenses	(176.5)	(206.1)	(196.9)	(310.9)	(403.0)
Other operating income / (expense)	3.4	(2.0)	5.6	4.5	3.6

Operating profit before financing costs	259.2	215.4	282.7	429.8	498.1
Financial expense	(40.1)	(20.2)	(88.6)	(118.5)	(108.8)
Financial income	43.3	53.6	26.9	81.9	80.5
Share of profit of associates	12.9	15.8	19.9	26.2	35.7
Gain on net monetary position, net	4.2	—	—	5.8	—

Income before taxes and minority interest	279.5	264.6	240.9	425.2	505.5
Income tax benefit / (expense)	(90.4)	(87.4)	(164.9)	(151.9)	(252.3)

Income before minority interest	189.1	177.2	76.0	273.3	253.2
Minority interest	(1.2)	10.0	10.8	0.7	20.8

Net income	187.9	187.2	86.8	274.0	274.0

Net income per share	0.085399	0.085084	0.039482	0.124541	0.124566
Other Financial Data

Gross margin	41%	41%	44%	39%	43%
EBITDA(*)	445.6	414.3	463.5	785.5	877.8
Capital expenditures	239.2	137.7	80.2	450.1	217.9

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	683.8	1,000.3	629.5	683.8	629.5
Total assets	5,161.6	5,576.7	4,705.5	5,161.6	4,705.5
Long term debt	82.4	16.2	114.5	82.4	114.5
Total debt	859.7	830.6	678.4	859.7	678.4
Total liabilities	1,983.9	1,696.1	1,630.2	1,983.9	1,630.2
Total shareholders’ equity / Net Assets	3,177.7	3,880.6	3,075.3	3,177.7	3,075.3
Consolidated Cash Flow Information
Net cash provided by / (used in) operating activities	249.2	125.3	385.0	514.5	510.3
Net cash used in investing activities	(200.3)	(113.4)	(57.5)	(377.1)	(170.9)
Net cash provided by / (used in) financing activities	(234.0)	169.2	(496.2)	(195.3)	(327.0)

*	Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 17.

For further information please contact:

Turkcell:
Investors:
Koray Ozturkler, Investor Relations
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90-212-313-1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media:
Bahar Erbengi, Corporate Communications
Tel: + 90-212-313-2309
Email: bahar.erbengi@turkcell.com.tr	Citigate Dewe Rogerson: Europe: Sandra Novakov Tel: +44-207282-1089 Email: sandra.novakov@citigatedr.co.uk or United States: Victoria Hofstad Tel: +1-212-687-8080 Email: vhofstad@sardverb.com

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 9, 2006	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Head of Investor Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 9, 2006	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations Officer